UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Global Defense Technology & Systems, Inc.
(Name of Subject Company)
Global Defense Technology & Systems, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37950B107
(CUSIP Number of Class of Securities)
John Hillen
President and Chief Executive Officer
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011
703-738-2840
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With Copies to:

Jeffrey Grill, Esq.	Lawrence T. Yanowitch, Esq.
Pillsbury Winthrop Shaw Pittman LLP	Lawrence R. Bard, Esq.
2300 N St. NW	Morrison & Foerster LLP
Washington, DC 20037	1650 Tysons Boulevard
202-663-8000	Suite 400
McLean, Virginia 22102
(703) 760-7700
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Important Information
The tender offer for the outstanding shares of Global Defense Technology & Systems, Inc. (“GTEC”) has not yet commenced. This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of GTEC. At the time the tender offer is commenced, the Purchaser and/or the Parent or one of their affiliates will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “Commission”), and GTEC will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and GTEC stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to GTEC’s stockholders at no expense to them. In addition, at such time GTEC stockholders will be able to obtain these documents for free from the Commission’s website at www.sec.gov.
Forward Looking Statements
Statements in this communication other than historical data and information constitute forward-looking statements that involve risks and uncertainties. A number of factors could cause the GTEC’s actual results, performance, achievements or industry results to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements, including, but limited to the following: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of GTEC’s stockholders will tender their shares in the tender offer; the risk that competing offers will be made and that GTEC will enter into an alternative transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals; and other risk factors discussed in GTEC’s Annual Report on Form 10-K, and such other filings that GTEC makes with the Commission from time to time. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements. All forward-looking statements speak only as of the date hereof and GTEC undertakes no obligation to update such forward-looking statements in the future except as required by law.

GTEC to be acquired by Ares Management LLC
Employee Questions & Answers
Announced: March 3, 2011
Why has GTEC chosen this strategic path?
As a company grows and prospers in pursuit of a long term business strategy, it often times seeks to “re-finance” itself with different resources. These resources can be obtained by trading on public markets or through large sources of private investment. Each brings benefits.
Following a very successful run in the public markets and two very special transactions with Zytel Corporation (now Cyber Solutions) and Signature Government Solutions (now Assured IT), it is time for GTEC to refuel ourselves with another pool of resources to power our next stage of growth. That is why today, we are pleased to announce this new agreement with Ares Management, a large private investor that is fully committed to our business, customers and employees. What is important to note is that, whether the financial resource be a public market, or private investment, our business, our passion for mission, our benefits, our team, our culture does not change.
To remain a leading growth company in our sector we have to remain agile and, in effect, what we are doing with this transaction is growing our balance sheet by replacing our current public investors with Private Capital that brings a greater amount of resources for growth. Everything else will stay the same.
How will this transaction affect GTEC’s employees?
Ares Management has made clear their desire to retain and build upon the employees that have driven GTEC to our current level of success. They recognize that the talented team we have assembled will be a critical asset in moving the business forward. Ares is investing in GTEC precisely to back our business plan, our management team and our employees. It is important to Ares Management that all of our employees and our management team continue to operate in the same roles in which we operate today and there will be no day-to-day change.
How will this transaction affect GTEC’s customers?
Because our team and business plan will remain in place, our role in supporting the mission-critical needs of our customers will remain at the forefront of our operations and will not change.
What will happen to my employee benefits?
As this transaction represents only a change in ownership of GTEC, our benefits will remain the same and each year we will continue to evaluate our benefit plans to ensure they are competitive and affordable.

What will happen to the GTEC 401k plan?
As with our employee benefits, there will be no change to GTEC’s current 401(k) plan.
What about Paid Time Off (PTO)?
We don’t anticipate any changes to our current PTO policy.
How does this transaction benefit GTEC?
This announcement is an exciting development for GTEC because it represents the next chapter in our evolution. This transaction will allow us to continue to focus on delivering service excellence to our customers, grow our current business organically and will enable us to pursue our merger and acquisition aspirations without the financial and regulatory requirements of public companies. Importantly, the deal will also enable us to operate without the need for a Security Control Agreement with the Defense Security Service, as we will no longer be subject to foreign ownership rules.
What will happen to GTEC’s Management Team?
It is critical to Ares Management that the entire Management Team will continue to operate in their roles as they are today. Ares Management is an investment firm and does not have an operating company in the defense sector, therefore they will rely on the GTEC team to continue to build and grow the business.
Will the company name and logo remain the same?
Upon closing of the merger, our former parent company, Global Strategies Group, will retain the rights to the logo and brand that we currently use. As a result, GTEC will seek a new brand identity to be introduced when the deal has been completed. In the meantime, until the transaction closes, our name and brand remain — GTEC, an agile, mid-sized defense contractor that provides mission-critical, technology-based systems, solutions and services for national security agencies and programs of the U.S. government.
What will happen to customer contracts?
Because our team, business plan and our commitment to our customers will remain in place, there will be no change to how we support our customers today and we remain focused on delivering the mission-critical solutions our customers have come to depend on.
Can I continue to buy GTEC stock?
Yes, you may continue to purchase GTEC stock in accordance with GTEC’s Insider Trading Policy. Under the Insider Trading Policy, if you have any material, non-public information you should not buy or sell GTEC stock (or tell anyone else to). Many people will be participating in continuing work on regulatory issues and integration issues in between signing and closing. And, many employees may have access to information regarding the status of the transaction, the status of the regulatory reviews, and/or the status of integration efforts. If you are involved in any way with post-signing, pre-closing activities, you should not trade. Any trading by employees will be closely watched prior to the closing of the merger.

Upon completion of the merger, GTEC will become a private company, wholly-owned by Ares Management. GTEC’s stock will no longer trade on the Nasdaq Stock Market and will not be available for purchase.
What will happen to any GTEC stock that I have independently purchased?
Upon closing of the merger, you should receive a letter asking if you would like to tender (sell) your shares of GTEC stock at a pre-determined price per share, $24.25, and within a set timeframe. It is your personal decision whether to tender (sell) your shares at the terms and conditions outlined in the letter.
Will GTEC still be subject to FOCI (foreign ownership, control or influence) mitigation (Security Control Agreement with DSS) and Security Controls due to our Foreign Shareholder?
This will remain in effect until the closing of the transaction. After the close, GTEC will no longer have a FOCI mitigation requirement.
Who is Ares Management?
Ares Management is a global alternative asset manager and SEC registered investment adviser with approximately $39 billion of committed capital under management and approximately 360 employees as of December 31, 2010. Ares Management invests in all levels of companies’ capital structures — from senior debt to common equity. The firm’s investment activities are managed by dedicated teams in its Private Equity, Private Debt and Capital Markets investment platforms. Ares Management was built upon the fundamental principle that each platform benefits from being part of the greater whole. This multi-asset class synergy provides its professionals with insights into industry trends, access to significant deal flow and the ability to assess relative value.
The Ares Private Equity Group pursues majority or shared-control investments, principally in leading middle market companies. The group seeks strong business franchises and situations where its capital serves as a catalyst for growth. Its senior partners average more than 20 years of experience in investing in, controlling, advising, and restructuring companies. The firm is headquartered in Los Angeles, CA with offices across the U.S. and Europe. For additional information, visit www.aresmgmt.com.
What are the terms of the transaction announced on March 3, 2011?
Today we announced that GTEC has entered into a definitive merger agreement to be acquired through a cash tender offer at $24.25 per share by affiliated funds and/or managed accounts of private investment firm Ares Management in a transaction with a total value of approximately $315 million, including the assumption of debt.
The per share purchase price represents a premium of 51% over GTEC’s closing stock price on March 2, 2011 and 56% over its 90-day average closing stock price. Under the terms of the merger agreement, the consummation of the tender offer is not subject to any financing contingencies.

GTEC’s Board of Directors approved the transaction and GTEC’s largest shareholder, who owns approximately 42 percent of GTEC’s outstanding shares, entered into a tender and voting agreement in support of the offer.
Are there any further details about the transaction?
Under the terms of the definitive merger agreement, Ares Management will commence a cash tender offer to acquire GTEC’s outstanding shares of common stock at $24.25 per share. The closing of the tender offer, which is expected to occur in the second quarter of 2011, is subject to customary terms and conditions, including the tender of at least a majority of GTEC’s shares (on a fully diluted basis) and regulatory approvals including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The definitive merger agreement provides for the parties to effect, subject to customary conditions, a merger following the completion of the tender offer, which will result in all shares not tendered in the tender offer being converted into the right to receive $24.25 per share in cash. Upon completion of the merger, GTEC will become a private company, wholly-owned by Ares Management.
Under the terms of the definitive merger agreement, GTEC is permitted to solicit alternative acquisition proposals from third parties through April 1, 2011 and intends to consider any such proposals. There can be no assurance that the solicitation of such proposals will result in an alternative acquisition transaction. It is not anticipated that any developments will be disclosed with regard to this process unless GTEC’s Board of Directors makes an affirmative decision to proceed with an alternative acquisition proposal. In addition, GTEC may, at any time, subject to the terms of the definitive merger agreement, respond to unsolicited acquisition proposals. The definitive merger agreement also contains certain break-up fees payable to Ares Management in connection with the termination of the definitive merger agreement under certain circumstances.
When will the deal close?
We anticipate that the deal will close in the second calendar quarter of 2011. Closing is subject to the tender of a majority of GTEC’s shares by its shareholders in the tender offer, regulatory approvals and customary closing conditions.
Is there a good cultural fit between GTEC and Ares Management?
There is a very positive cultural fit between GTEC and Ares Management. Ares Management is fully behind GTEC’s core mission, business plan and employees, and, it shares a common commitment to our customers, partners and the communities within which we operate.
What do I do if I have any questions about the announcement?
Please direct any questions you have to your immediate supervisor. In the meantime, we will provide updates as and when we are able.

Additional Information on the tender offer for GTEC shares
The tender offer for the outstanding shares of GTEC has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of GTEC. At the time the tender offer is commenced, Ares Management and an indirect wholly-owned subsidiary of Ares Management will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and GTEC will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and GTEC stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to GTEC’s stockholders at no expense to them. In addition, at such time GTEC stockholders will be able to obtain these documents for free from the U.S. Securities and Exchange Commission’s website at www.sec.gov.